FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

         On July 6, 2006, Aladdin Knowledge Systems Ltd. (the “Registrant”) issued a press release titled “Aladdin Knowledge Systems Revises Revenue Outlook and Reaffirms EPS Guidance.” A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Efrat Makov —————————————— Efrat Makov Chief Financial Officer

Date: July 6, 2006

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated July 6, 2006 titled “Aladdin Knowledge Systems Revises Revenue Outlook and Reaffirms EPS Guidance.”